AGREEMENT

Between: Harrell Hospitality Group, Inc ("HHG")

And

London & Boston, plc (Cybertec Holdings) ("L&B")

Dated: October 8, 2001

The parties agree as follows:

HHG will sell to L&B 2,045,567 shares in Energy Technique ("ET") at 3.3 pence per share for a total consideration of $100,000.

HHG will have the right to repurchase these shares for a 6 month period, at a price of 3.63 pence per share.

HHG can extend the right to repurchase these ET shares at 3.63 pence per share, beyond the initial 6 months, for a further 6 months, upon payment of a fee of 10% of the purchase price of the ET shares being sold hereunder.

Time is the essence to this Agreement.

Agreed to:

By HHG By L&B

//Geoffrey G. Dart// //Stephen Komlosy//

Geoffrey G. Dart Stephen Komlosy

Chairman Chairman